UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market May | 2025

Clarifications on Media Reports

São Paulo, May 16th, 2025 – Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Azul” or the “Company”) in compliance with Official Letter No. 178/2025-SLE issued by B3 S.A. – Brasil, Bolsa, Balcão, hereby provides the following clarifications regarding a news article published by the newspaper Broadcast | Agência Estado, on May 15th, 2025, under the title “FONTES: Chapter 11 volta à mesa entre opções para resolver dívida de R$ 35 bi da Azul” (“SOURCES: Chapter 11 back on the table among options to resolve Azul’s R$35 billion debt”), which states, among other information, that:

•	Due to the worsening financial situation of the airline Azul, the possibility of filing for bankruptcy in the United States, through the Chapter 11 proceeding, has once again become one of the options being considered by the company and its creditors; and
•	The airline has explored several alternatives in recent months in an attempt to avoid such measure and intends to carry out a new equity offering (follow-on). However, the assessment is that this will only be feasible when the company’s operations get better. In a follow-on offering conducted in April for the mandatory conversion of U.S. dollar-denominated debt into shares of the company, only R$ 48 million of the additional R$ 1.6 billion tranche reserved for the market was placed. If operational performance does not get better, the company runs again the risk of Chapter 11 filing.

Regarding the information above, Azul informs that, in the ordinary course of its financial and strategic management, it constantly monitors alternatives that may contribute to strengthening its capital structure and preserving liquidity, with a focus on the long-term sustainability of its operations.

As previously mentioned in its “Quarterly Earnings Release” issued on May 14, 2025, the Company believes it has made significant progress in reducing its debt and leverage, and clarifies that it remains in ongoing discussions with its partners to optimize its capital structure and liquidity position.

The Company continues to conduct its operations in the normal course of business, with ongoing focus on meeting its obligations and maintaining excellence in its services, while keeping a constructive dialogue with its key stakeholders.

Azul will keep its shareholders and the market informed of any developments resulting from such discussions and of any other relevant fact or information, in accordance with applicable regulations.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 180 aircraft and more than 15,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2023. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian flag carrier earned the number one ranking in the Traveler’s Choice Awards. For more information, visit ri.voeazul.com.br.

Contacts

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Press Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 16, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer